Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526

        ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2004 FINANCIAL RESULTS


Dublin, Ireland, February 8, 2005 - Elan Corporation, plc today announced its fourth quarter and full-year 2004 financial results and provided an update on its outlook for 2005.

Commenting on Elan's business, Kelly Martin, Elan's president and chief executive officer, said, "2004 was an extraordinary year for Elan, with two Elan innovations, Tysabri for multiple sclerosis and Prialt for severe chronic pain, approved in the US, with both therapies advancing in the regulatory process in Europe. For 2005, we look forward to continued growth across the Tysabri franchise, working with our collaborator Biogen Idec; continued clinical progress in the Alzheimer's immunotherapy programme in collaboration with Wyeth; ongoing advancements in our strategic pipeline; and disciplined investment aligned to our core therapeutic areas of autoimmune diseases and neurodegenerative diseases. Our company and our people remain steadfastly focused on our commitment to discover and deliver novel therapeutic approaches for patients with significant unmet medical needs - and to bring sustainable growth and value creation to our shareholders."

Commenting on Elan's fourth quarter and year-end 2004 financial results, Shane Cooke, executive vice president and chief financial officer, said, "2004 has proven to be a transitional year for Elan; we reduced losses by 33% to $0.96 per share; experienced double digit growth in revenues from our remaining business; completed the repositioning of our business and balance sheet with continued disciplined and focused investment in our core therapeutic areas; expanded our organisation in targeted areas by recruitment of key talent to execute the successful launch of Tysabri and Prialt; and we significantly strengthened our financial position completing a $1 billion plus bond offering. While it is early days, the initial take-up since launch of Tysabri is exceeding all our expectations and we remain optimistic that we will return to profitability by the end of 2006."

Elan Fourth Quarter and Full-Year 2004 Financial Results



             Unaudited Consolidated U.S. GAAP Income Statement Data

 Three Months Ended December 31                                                              Twelve Months Ended
                                                                                                 December 31
---------------------------------                                                        -----------------------------
     2003               2004                                                                2003             2004
     US$m               US$m                                                                US$m             US$m
----------------------------------------------------------------------------------------------------------------------
                                  Revenue (see page 6)
          126.2            102.3  Product revenue                                             586.7             404.4
           12.0             21.5  Contract revenue                                             98.9              77.3
----------------    -------------                                                        -----------     -------------
          138.2            123.8      Total revenue                                           685.6             481.7
----------------    -------------                                                        -----------     -------------

                                  Operating Expenses (see page 9)
           53.9             48.0  Cost of goods sold                                          248.9             170.4
           77.9            109.8  Selling, general and administrative                         386.9             342.7
           59.3             71.4  Research and development                                    277.6             257.3
         (23.9)            (1.7)  Net gains on divestment of businesses                     (267.8)            (44.2)
          157.7           (24.7)  Recovery plan and other significant items                   403.2              38.8
----------------    -------------                                                        -----------     -------------
          324.9            202.8      Total operating expenses                              1,048.8             765.0
----------------    -------------                                                        -----------     -------------
        (186.7)           (79.0)         Operating loss                                     (363.2)           (283.3)
----------------    -------------                                                        -----------     -------------

                                  Net Interest and Investment Gains and Losses
         (30.7)           (37.5)  Net interest expense (see page 11)                        (104.4)           (107.8)
         (14.7)             55.6  Net investment gains/(losses)                               104.1             114.6
         (47.1)           (23.8)  Impairment of investments                                  (87.5)            (71.8)
         (32.7)               --  Loss on guarantee of EPIL II notes                         (49.0)            (47.1)
----------------    -------------                                                        -----------     -------------
        (125.2)            (5.7)      Net interest and investment gains and losses          (136.8)           (112.1)
----------------    -------------                                                        -----------     -------------

        (311.9)           (84.7)  Net loss from continuing operations before tax            (500.0)           (395.4)
           37.2            (4.6)  Provision for income taxes                                   22.8               0.5
----------------    -------------                                                        -----------     -------------
        (274.7)           (89.3)  Net loss from continuing operations                       (477.2)           (394.9)
                                  Net income/(loss) from discontinued operations (see
         (32.8)              1.1    Appendix 1)                                              (31.5)              19.0
----------------    -------------                                                        -----------     -------------
        (307.5)           (88.2)  Net loss                                                  (508.7)           (375.9)
================    =============                                                        ===========     =============

         (0.82)           (0.22)  Basic and diluted net loss per ordinary share              (1.43)            (0.96)
                                  Weighted average number of basic and diluted
          373.8            393.1    ordinary shares outstanding (in millions)                 355.9             390.1


Elan Fourth Quarter and Full-Year 2004 Financial Results




                Unaudited Non-GAAP Financial Information - EBITDA

       Three Months Ended                   Non-GAAP Financial Information                  Twelve Months Ended
          December 31                           Reconciliation Schedule                         December 31
---------------------------------                                                      -------------------------------
     2003               2004                                                               2003              2004
     US$m               US$m                                                               US$m              US$m
----------------------------------------------------------------------------------------------------------------------
        (274.7)           (89.3)  Net loss from continuing operations                       (477.2)           (394.9)
           30.7             37.5  Net interest expense                                        104.4             107.8
           94.5           (31.8)  Investment gains and losses                                  32.4               4.3
         (37.2)              4.6  Provision for income taxes                                 (22.8)             (0.5)
           33.4             29.2  Depreciation and amortisation                               136.0             122.5
         (12.2)           (15.7)  Amortised fees                                             (87.5)            (55.6)
             --              9.4  Milestones received and deferred                               --              16.4
----------------    -------------                                                      -------------     -------------
        (165.5)           (56.1)    EBITDA                                                  (314.7)           (200.0)
================    =============                                                      =============     =============



      Three Months Ended                   Non-GAAP Financial Information                  Twelve Months Ended
          December 31                          Reconciliation Schedule                         December 31
     2003              2004                                                               2003              2004
     US$m              US$m                                                               US$m              US$m
---------------------------------------------------------------------------------------------------------------------
       (165.5)           (56.1)  EBITDA                                                    (314.7)           (200.0)
        (23.9)            (1.7)  Net gain on divestment of businesses                      (267.8)            (44.2)
                                 Recovery plan and other significant items (see
         157.7           (24.7)    page 10)                                                  403.2              38.8
---------------    -------------                                                      -------------     -------------
                                 EBITDA before net gains on divestment of
                                   businesses, recovery plan and other significant
        (31.7)           (82.5)    items                                                   (179.3)           (205.4)
===============    =============                                                      =============     =============



To supplement our consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortisation), a non-GAAP measure of operating results. EBITDA is defined as net loss from continuing operations plus or minus depreciation and amortisation of costs and revenues, provisions for income tax, net interest expense, investment gains and losses, and milestones received and deferred. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with U.S. GAAP. Elan's management uses EBITDA to evaluate the operating performance of Elan and its business and is among the factors considered as a basis for Elan's planning and forecasting for future periods. Elan believes EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is used as an analytical indicator of income generated to service debt and to fund capital expenditures. EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to net loss from continuing operations is set out in the tables above titled "Non-GAAP Financial Information Reconciliation Schedule."

Elan Fourth Quarter and Full-Year 2004 Financial Results



               Unaudited Consolidated U.S. GAAP Balance Sheet Data


                                                               December 31          September 30          December 31
                                                                   2003                  2004                2004
                                                                   US$m                 US$m                 US$m
-----------------------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                               807.5                680.3             1,536.9
Marketable investment securities                                        349.4                193.3                63.4
Assets held for sale(1)                                                 135.2                   --                  --
Other current assets                                                    228.0                160.5               164.9
                                                              ---------------     ------------------    ----------------
  Total current assets                                                1,520.1              1,034.1             1,765.2
Intangible assets, net                                                  928.9                815.1               823.4
Property, plant and equipment, net                                      369.1                324.9               346.2
Investments and marketable investment securities                        192.9                 83.4                41.1
                                                              ---------------     ------------------    ----------------
  Total assets                                                        3,011.0              2,257.5             2,975.9
                                                              ===============     ==================    ================

Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities                                384.7                338.2               361.5
Held for sale liabilities(1)                                             27.9                   --                  --
Deferred income                                                         154.8                116.5               110.4
Guarantee provision due June 2004 - EPIL II                             344.5                   --                  --
EPIL III notes due March 2005                                           390.0                390.0                39.0
6.5% convertible guaranteed notes due 2008                              460.0                460.0               460.0
7.25% senior notes due 2008                                             650.0                650.0               650.0
7.75% senior notes due 2011                                               --                    --               850.0
Senior floating rate notes due 2011                                       --                    --               300.0
Shareholders' equity                                                    599.1                302.8               205.0
                                                              ---------------     ------------------    ----------------
  Total Liabilities and Shareholders' Equity                          3,011.0              2,257.5             2,975.9
                                                              ===============     ==================    ================

Movement in Shareholders' Equity
Opening balance                                                                              599.1               302.8
Net loss for the period                                                                    (287.6)              (88.2)
Unrealised gains on investment securities                                                   (32.0)              (48.2)
Issuance of share capital                                                                     33.6                38.5
Other                                                                                       (10.3)                 0.1
                                                                                  ------------------    ----------------
Closing balance                                                                              302.8               205.0
                                                                                  ==================    ================


(1) In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," at December 31, 2003, Elan recorded as held for sale the assets and liabilities related to its former European sales and marketing business and Elan Pharma S.A., a manufacturing and research and development business based in Switzerland. Each of these divestments closed during the first quarter of 2004.

Elan Fourth Quarter and Full-Year 2004 Financial Results



                                  Unaudited Consolidated U.S. GAAP Cash Flow Data
     Three Months Ended                                                                    Twelve Months Ended
         December 31                                                                           December 31
    2003             2004                                                                 2003              2004
    US$m             US$m                                                                 US$m              US$m
----------------------------------------------------------------------------------------------------------------------

      (134.3)          (90.8)  Cash flows from operating activities                        (285.1)           (223.1)
       (10.1)          (31.4)  Movement on debt interest and tax                           (122.9)           (110.7)
       (52.2)            34.2  Working capital movement                                    (105.1)             (1.7)
       (12.5)          (28.7)  Net purchases of tangible and intangible assets             (150.1)            (52.4)
         10.9           162.1  Net proceeds from sale of investments                         324.6             401.8
         53.2             2.1  Net proceeds from business divestments                        593.0             272.4
      (101.2)              --  Purchase of Pharma Marketing royalty rights                 (297.6)                --
        617.8         1,188.4  Cash inflows from financing activities                        624.3           1,220.6
      (510.4)         (379.3)  Cash outflows from financing activities                     (787.5)           (385.7)
           --              --  Cash payment under EPIL II guarantee                             --           (391.8)
--------------    ------------                                                        -------------     -------------
      (138.8)           856.6  Net cash movement                                           (206.4)             729.4
        946.3           680.3  Beginning cash balance                                      1,013.9             807.5
--------------    ------------                                                        -------------     -------------
        807.5         1,536.9  Cash and cash equivalents at end of period                    807.5           1,536.9
==============    ============                                                        =============     =============


Elan Fourth Quarter and Full-Year 2004 Financial Results


The analysis below is based on the revenues and costs from continuing operations presented in accordance with U.S. GAAP.

Revenue

Total revenue decreased 10% to $123.8 million in the fourth quarter of 2004 from $138.2 million in the same quarter of 2003 and decreased by 30% from $685.6 million for the full-year 2003 to $481.7 million for the full-year 2004. Revenue is analysed below between revenue generated from retained products and revenue arising from products that have been divested.


        Three Months Ended                                                                Twelve Months Ended
            December 31                                                                       December 31
      2003                2004                                                          2003               2004
      US$m                US$m                                                          US$m               US$m
----------------------------------------------------------------------------------------------------------------------

                                     Revenue from Retained Products
            31.5               29.9  Maxipime(TM)                                           109.1              117.5
            10.8               15.3  Azactam(TM)                                             45.1               50.6
              --                6.4  Tysabri(TM)                                               --                6.4
            28.6               40.2  Contract manufacturing and royalties                   120.0              130.9
-----------------    ---------------                                                --------------     --------------
            70.9               91.8    Total Revenue from Retained Products                 274.2              305.4
-----------------    ---------------                                                --------------     --------------

             8.5                8.5  Amortised Revenue - Adalat/Avinza(TM)                   34.0               34.0

                                     Revenue from Divested Products
              --                 --  Skelaxin(TM)                                            60.2                 --
              --                 --  Sonata(TM)                                              48.2                 --
            22.9                 --  European business                                       89.0               10.5
            19.5                 --  Zonegran(TM)                                            80.7               41.2
             4.4                2.0  Other                                                    0.4               13.3
-----------------    ---------------                                                --------------     --------------
                                       Total Revenue from Divested Products
            46.8                2.0                                                         278.5               65.0
-----------------    ---------------                                                --------------     --------------

-----------------    ---------------                                                --------------     --------------
           126.2              102.3  Total Product Revenue                                  586.7              404.4
-----------------    ---------------                                                --------------     --------------

                                     Contract Revenue
             2.7                6.2  Amortisation of fees                                    49.6               17.6
             9.3               15.3  Research revenue and milestones                         49.3               59.7
-----------------    ---------------                                                --------------     --------------
            12.0               21.5    Total Contract Revenue                                98.9               77.3
-----------------    ---------------                                                --------------     --------------

-----------------    ---------------                                                --------------     --------------
           138.2              123.8  Total Revenue                                          685.6              481.7
=================    ===============                                                ==============     ==============


Elan Fourth Quarter and Full-Year 2004 Financial Results


Product Revenue

Total product revenue for the fourth quarter of 2004 of $102.3 million decreased 19% from $126.2 million recorded in the same quarter of 2003 primarily due to the divestment of a number of products and businesses in 2004, principally the European business and Zonegran. Total product revenue for the full-year 2004 was $404.4 million compared to $586.7 million for the same period of 2003, a decrease of 31%. The decline in product revenue in 2004 was primarily due to the divestment of a number of products and businesses during 2003 and 2004, principally Skelaxin, Sonata, the European business and Zonegran.

Revenue from retained products

Revenue from retained products and contract manufacturing and royalties of $91.8 million in the fourth quarter of 2004 increased by 29% over the $70.9 million recorded in the same period of 2003. For the full-year 2004, revenue from retained products increased by 11% from $274.2 million to $305.4 million. The increase primarily reflected the growth in prescriptions and demand for Azactam and Maxipime, growth in the drug delivery business including contract manufacturing, and initial sales of Tysabri.

The U.S. Food and Drug Administration (FDA) granted accelerated approval of Tysabri in late November 2004. Tysabri is indicated for the treatment of patients in the U.S. with all forms of relapsing remitting multiple sclerosis
(MS). Revenue from sales of Tysabri amounted to $6.4 million in the fourth quarter and full-year 2004.

Maxipime prescription demand for the fourth quarter of 2004 increased by 16% compared to the same period in 2003 while revenues for the quarter decreased from $31.5 million to $29.9 million, or 5%. Maxipime prescription demand for the full-year 2004 increased by 14% over the same period in 2003, while revenues increased from $109.1 million to $117.5 million, or 8%. Azactam prescription demand for the fourth quarter of 2004 increased by 14% compared to the same period of 2003 while revenues for the quarter increased from $10.8 million to $15.3 million, or 42%. Azactam prescription demand for the full-year 2004 increased by 12% over the same period in 2003, while revenues also increased by 12% from $45.1 million to $50.6 million. Changing wholesaler inventory levels primarily explains the difference between prescription and revenue growth rates.

Contract manufacturing and royalty revenue was $40.2 million in the fourth quarter of 2004, an increase of 41% over the $28.6 million recorded in the fourth quarter of 2003. For the full-year 2004, contract manufacturing and royalty revenue was $130.9 million, an increase of 9% over $120.0

Elan Fourth Quarter and Full-Year 2004 Financial Results


million recorded in the full-year 2003. The increase in royalty revenue reflects an increase in the in-market sales by third parties of a number of products which incorporate Elan technologies, including Avinza(TM), Verelan(TM), Ritalin(TM), together with the initial launch sales of Tricor(TM), which was approved for Fournier Pharma Corp. (Fournier) in December 2004.

Amortised Product Revenue

The results for the fourth quarters of 2004 and 2003 include $8.5 million of amortised revenue related to the licensing of rights to Elan's generic form of Adalat CC and the restructuring of Elan's Avinza license agreement with Ligand Pharmaceuticals, Inc, which occurred in 2002. The remaining unamortised revenue on these products of $69.2 million, which is included in deferred income, will be recognised as revenue through June 2007, reflecting Elan's ongoing involvement in the manufacturing of these products.

Revenue from divested products

During 2003 and 2004 Elan sold a number of products and businesses as part of the recovery plan and the subsequent strategic repositioning of the Company as a biotechnology company. Revenue from divested products and businesses was $2.0 million in the fourth quarter of 2004 compared to $46.8 million in the same quarter of 2003, a decrease of 96%. Full-year revenue from divested products and businesses decreased by 77% in 2004 to $65.0 million, compared to $278.5 million in 2003.

Contract Revenue

Contract revenue in the fourth quarter of 2004 was $21.5 million, an increase of 79% over the $12.0 million recorded in the fourth quarter of 2003. This increase primarily reflects milestones received in connection with the application of Elan's proprietary NanoCrystal(TM) technology, principally in relation to the approval of Tricor for Fournier.

Included in contract revenue for the full-year 2003 is amortised revenue of $35.2 million related to the business ventures which were restructured and/or terminated as part of the recovery plan. There are no revenues related to the business ventures in 2004 and consequently amortised revenue for the full-year 2004 decreased by 65% to $17.6 million, compared to the $49.6 million recorded in the full-year 2003.

Elan Fourth Quarter and Full-Year 2004 Financial Results


Gross Profit

The gross profit margin on product revenue was 53% in the fourth quarter of 2004 compared to 57% in the same period of 2003. The decline is due to a change in product mix attributed to the divestment of a number of products and businesses with higher gross margin.

The full-year gross profit margin on product revenue was 58% for both 2004 and 2003. The gross margin remained consistent with 2003 due to the change in the mix of product revenues because of the divestment of a number of products and businesses with higher gross margins, offset by the payment of royalties of $43.3 million to Pharma Marketing Ltd. (Pharma Marketing) which were included in cost of sales during 2003 (2004: $nil).

Operating Expenses

Selling, general and administrative (SG&A) expenses increased 41% to $109.8 million in the fourth quarter of 2004 from $77.9 million in the same quarter of 2003. The increase is due principally to additional spending to launch Tysabri and Prialt(TM), both of which were granted approval by the FDA in the fourth quarter of 2004. Included in SG&A expenses in the fourth quarter of 2004 is $35.0 million in respect of Tysabri, bringing the SG&A spend for the full-year 2004 to over $50.0 million. Excluding Tysabri related expenditures, full-year SG&A expenses were approximately $295 million in 2004 compared to $386.9 million in 2003, a decrease of 24% reflecting the successful implementation of the recovery plan, related cost reduction initiatives and ongoing financial discipline.

Research and development (R&D) expenses were $71.4 million in the fourth quarter of 2004 compared to $59.3 million in the same period of 2003 and $55.5 million in the third quarter of 2004. The increase was primarily due to the timing of expenditures related to the clinical development and other related costs of Tysabri and Prialt, and research and development efforts on the Alzheimer's programmes. Full-year R&D expenses were $257.3 million in 2004 compared to $277.6 million in 2003, a decrease of 7%. The reduction in full-year expenses reflects the refocusing of research and development efforts on key programmes:
Tysabri, Prialt and Alzheimer's.

Net Gains on Divestment of Businesses

The net gains on divestment of businesses for the three and twelve months ended December 31, 2004 and 2003 were as follows:

Elan Fourth Quarter and Full-Year 2004 Financial Results



        Three Months Ended                                                                   Twelve Months Ended
            December 31                                                                          December 31
      2003                2004                                                               2003            2004
      US$m                US$m                                                               US$m            US$m
----------------------------------------------------------------------------------------------------------------------

              --                1.5  Zonegran                                                      --            42.9
            23.9                 --  Primary care franchise                                     267.8              --
              --                0.2  Other                                                         --             1.3
-----------------    ---------------                                                     -------------    ------------
            23.9                1.7    Net gains on divestment of businesses                    267.8            44.2
=================    ===============                                                     =============    ============


With respect to Zonegran (zonisamide), Elan expects to receive additional deferred consideration of up to $110.0 million from Eisai Co., Ltd. in the period through January 1, 2006. The deferred consideration will be recorded as a gain if and when it is received. These payments are contingent on Zonegran receiving marketing approval in Europe ($25.0 million) and no generic zonisamide being introduced in the U.S. market before January 1, 2006 ($85.0 million).

Recovery Plan and Other Significant Items

Recovery plan and other significant items for the three and twelve months ended December 31, 2004 and 2003 were as follows:


        Three Months Ended                                                                   Twelve Months Ended
            December 31                                                                          December 31
      2003                2004                                                               2003            2004
      US$m                US$m                                                               US$m            US$m
----------------------------------------------------------------------------------------------------------------------

            28.2                 --  Severance, relocation and asset impairments                 53.0             3.0
                                     Reserve related to settlement of shareholder
              --                 --    litigation and SEC investigation                            --            55.0
                                     Costs related to shareholder litigation and SEC
             1.8              (0.9)    investigation                                             11.2             1.0
            99.6                     Purchase of Pharma Operating Ltd. royalty
                                 --    rights                                                   296.0              --
              --            (21.0)   Insurance                                                     --          (21.0)
            28.1             (2.8)   Other                                                       43.0             0.8
-----------------    ---------------                                                     -------------    ------------
           157.7             (24.7)                                                             403.2            38.8
=================    ===============                                                     =============    ============


As previously announced, Elan has included in its financial statements a reserve of $55.0 million, net of insurance coverage, to cover the Company's estimated liability related to the shareholder class action and the Securities and Exchange Commission (SEC) investigation. A hearing is scheduled for February 18, 2005 on the final approval of the previously announced agreement to settle the class action pending in the U.S. District Court for the Southern District of New York. In addition, Elan expects the Commissioners of the SEC to meet in the near future to rule on the previously disclosed

Elan Fourth Quarter and Full-Year 2004 Financial Results


provisional agreement the Company reached with the Staff of the SEC to settle the investigation that the Division of Enforcement of the SEC commenced in 2002.

During the fourth quarter of 2004, Elan re-organised its insurance arrangements resulting in Elan self insuring certain limited historical risks. As a result, Elan recorded a gain of $21.0 million net of related provisions.

Net Interest and Investment Gains and Losses

Net interest and investment losses were $5.7 million for the fourth quarter of 2004, compared to a loss of $125.2 million for the same period of 2003. Full-year net interest and investment losses were $112.1 million for 2004, compared to a loss of $136.8 million for 2003.

In the fourth quarter of 2004, net interest expense amounted to $37.5 million compared to $30.7 million in the same period of 2003. Net interest expense increased in the fourth quarter and full-year 2004 over the corresponding periods in 2003 primarily as a result of the issuance of $1.15 billion in senior fixed and floating notes in November 2004 and the repurchase of $351.1 million of EPIL III Series B and C Guaranteed Notes, partially offset by interest income on higher cash balances.

Consistent with the strategy outlined at the beginning of 2004 to monetise the investment portfolio, during the fourth quarter 2004, $162.1 million in net cash proceeds were raised from the disposal of investments resulting in net investment gains of $55.6 million, including $43.6 million in relation to the disposal of the Company's investment in Warner Chilcott plc. For the full-year 2004, $401.8 million in net cash proceeds were raised from the disposal of investments resulting in net investment gains for the full-year of $114.6 million.

During the fourth quarter of 2004 an impairment charge of $23.8 million was taken to reflect other than temporary impairments to the value of a number of investments, mainly in privately held biotech companies. This brings the impairment charge for the full-year 2004 to $71.8 million. In June 2004, EPIL II disposed of its investment portfolio generating net proceeds of $79.7 million. The disposal of the EPIL II investment portfolio and the subsequent repayment of the $450.0 million in debt together with accrued interest resulted in a charge of $47.1 million in 2004.

Of the remaining portfolio of investments, which have a total book value of $104.5 million, down from $542.3 million at January 1, 2004, approximately 62% is held in public companies and includes unrealised gains of $20.9 million. Unrealised gains are included as a component of shareholders' equity and arise from the mark-to-market of certain publicly quoted investments.

Elan Fourth Quarter and Full-Year 2004 Financial Results


EBITDA

Negative EBITDA, excluding net gains on divestment of businesses and other significant items (see page 10) for the fourth quarter of 2004, amounted to $82.5 million compared to a negative EBITDA of $31.7 million in the same period of 2003, excluding net gains on divestment of businesses, recovery plan and other significant items. The increase in negative EBITDA primarily resulted from the reduction in revenues and related costs associated with products and businesses divested during 2003 and 2004 and the increase in costs associated with the launch of Tysabri, partially offset by increased contract manufacturing and royalty revenue.

Full-year 2004 negative EBITDA, excluding net gains on divestment of businesses, recovery plan and other significant items (see page 10), amounted to $205.4 million compared to a negative EBITDA of $179.3 million for full-year 2003, excluding net gains on divestment of businesses, recovery plan and other significant items. The increase in full-year negative EBITDA primarily resulted from the reduction in revenues and related costs associated with products and businesses divested during 2003 and 2004, together with the increase in costs associated with the launch of Tysabri.

A reconciliation of negative EBITDA to net loss from continuing operation, as reported under U.S. GAAP, is presented in the table titled "Unaudited Non-GAAP Financial Information--EBITDA" included on page 3.

Debt Refinancing

During the fourth quarter of 2004, the Company refinanced, at a lower average interest rate, a significant proportion of its debts. At December 31, 2004, the Company had no debt maturities until 2008, other than $39.0 million, which is due in March 2005.

In November 2004, Elan, through its wholly-owned subsidiaries, Elan Finance plc and Elan Finance Corp., completed the offering of $1.15 billion aggregate principal amount of Senior Notes, consisting of $850.0 million of 7.75% senior fixed rate notes and $300.0 million of senior floating rate notes both due 2011. A portion of the proceeds from the offering was used to complete the repurchase of approximately $351.1 million of EPIL III Series B and C Guaranteed Notes.

Elan had guaranteed loan notes issued by EPIL II to the extent that the investments held by EPIL II were insufficient to repay the loan notes and related accrued interest. EPIL II was a Qualifying Special Purpose Entity and was not consolidated under U.S. GAAP. On June 28, 2004, the

Elan Fourth Quarter and Full-Year 2004 Financial Results


guaranteed notes of $450.0 million, together with accrued interest for the period from December 31, 2003 to June 28, 2004 of $21.5 million, were repaid. Of the aggregate payment of $471.5 million, $79.7 million was funded from the cash resources in EPIL II and through the sale of EPIL II's entire investment portfolio. The balance of $391.8 million was funded by Elan under its guarantee arrangement.

2005 Outlook

Financial

Elan is providing guidance as to the potential financial outcome for 2005, excluding the impact of potential revenues from Tysabri and the impact of expensing stock options. Tysabri was approved in the U.S. as a treatment for all forms of relapsing remitting MS in late November 2004. While Elan expects Tysabri to become the market leader in this indication it is too early in the launch to give revenue guidance for this product. However, on the basis of the initial take-up, Elan is optimistic of a return to profitability by the end of 2006.

In relation to the remaining business Elan expects revenues to grow at a rate of 15% to 20% to $460.0 million to $490.0 million and intends to hold SG&A (excluding SG&A related to Tysabri) and R&D costs, on a cash basis, at their 2004 levels. While Elan aims to hold these costs constant in 2005, the allocation of costs between projects will change to reflect primarily the launch of Prialt and the progress of the Alzheimer's research programmes through the clinic.

The gross profit on product revenue, excluding revenue and related cost of sales for Tysabri and stock option compensation, is expected to be in the range of 53% to 57%. Elan will record all of the U.S. sales of Tysabri in revenue and will share the gross profit with Biogen Idec. Elan's gross profit on Tysabri revenue is expected to be in the range of 30% to 35%.

Elan's investment in SG&A expenses for Tysabri for 2005 in respect of all indications, and including pre-launch costs associated with Tysabri for Crohn's disease in both Europe and U.S. and for MS in Europe, are anticipated to be in the $160.0 million to $180.0 million range.

Negative EBITDA for 2005, excluding revenues and SG&A costs related to Tysabri, is expected to be in the range of $160.0 million to $180.0 million, broadly in-line with that recorded in 2004.

Research and Development

Tysabri (Natalizumab)

Elan Fourth Quarter and Full-Year 2004 Financial Results


Tysabri is an Elan innovation. It is the first humanised monoclonal antibody approved for the treatment of MS. Tysabri is an alpha 4 antagonist designed to inhibit immune cells from leaving the bloodstream and to prevent these cells from migrating into chronically inflamed tissue where they may cause or maintain inflammation. Tysabri is being developed and marketed by Elan in collaboration with Biogen Idec.

Tysabri Expected Key Milestones 2005

MS

o    Two year data from both the AFFIRM and SENTINEL Phase III trials

o    European regulatory action regarding potential approval of Tysabri

Crohn's Disease

o    European Regulatory action regarding the potential approval of Tysabri

o    Data from the additional induction Phase III trial of Tysabri in the U.S.

o Filing of U.S. BLA for Tysabri as a treatment for Crohn's: following and dependent upon results and availability of data from the Phase III trial

Rheumatoid Arthritis (RA)

o Phase II trial results from the multicentre, double-blind, placebo-controlled study of the efficacy and tolerability of intravenous Tysabri in moderate-to-severe RA patients receiving concomitant treatment with methotrexate

Prialt (Ziconotide Intrathecal Infusion)

Prialt, developed by scientists at Elan, is in a class of non-opioid analgesics known as N-type calcium channel blockers. Prialt is the synthetic equivalent of a naturally occurring conopeptide found in a marine snail known as Conus magus. Research suggests that Prialt's novel mechanism of action works by targeting and blocking N-type calcium channels on nerves that ordinarily transmit pain signals. Prialt was approved by the FDA on December 28, 2004.


Prialt Expected Key Milestones 2005

o    Launch Prialt in the U.S.

o Final European regulatory action regarding the potential approval of Prialt and launch in Europe thereafter

Alzheimer's and other Neurodegenerative Diseases

Elan is focused on building upon its breakthrough research and extensive experience in Alzheimer's disease (AD) and is also studying other neurodegenerative diseases, such as Parkinson's disease.

Elan Fourth Quarter and Full-Year 2004 Financial Results


In collaboration with Wyeth, Elan is currently conducting clinical trials with an experimental monoclonal antibody, AAB-001, designed and engineered to neutralise the neurotoxic beta-amyloid peptide that accumulates in the brains of patients with AD. Elan also has research programmes focused on small molecule inhibitors of beta secretase and gamma secretase, enzymes whose actions are thought to affect the accumulation of amyloid plaques in the brains of patients with Alzheimer's disease.

AD Expected Key Milestones 2005

o Initiation of Phase II trial(s) for AAB-001, an experimental monoclonal antibody

o    Filing of IND for ACC-001, an active Abeta immunotherapeutic conjugate

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

Elan Fourth Quarter and Full-Year 2004 Financial Results


Forward-Looking Statements

This document, including the entire section entitled "2005 Outlook", and the Appendix contain forward-looking statements about Elan's financial condition, results of operations and estimates, business prospects and the products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri as a treatment for MS and Crohn's disease; the potential of Prialt as an intrathecal treatment for severe pain; Elan's ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; trade buying patterns; the ability to meet generic and branded competition after the expiration of Elan's patents; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernisation Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, governmental investigations and other legal proceedings; Elan's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan's products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20F/A (Amendment No.
1) for the fiscal year ended December 31, 2003, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan Fourth Quarter and Full-Year 2004 Financial Results


Appendix 1

In previous quarters and in accordance with SFAS No. 144, Elan recorded the results and gains or losses on the divestment of its discontinued operations including Elan Transdermal Technologies, Athena Diagnostics, Elan Diagnostics, a manufacturing business in Italy, the pain portfolio of products, Actiq(TM), the dermatology portfolio of products, Abelcet(TM) U.S. and Canada, Frova, Myobloc and two products that were marketed in the United Kingdom and Ireland, within discontinued operations in the income statement. An analysis of the results of the discontinued operations is set out below.

Elan has also sold a number of other assets and businesses (principally the primary care franchise, the European sales and marketing business and Zonegran), which in accordance with SFAS No. 144, are not included in discontinued operations. Elan believes that it has a significant continuing involvement in the operations of these businesses, for example, through ongoing supply arrangements or formulation activities.



        Three Months Ended                                                               Twelve Months Ended
           December 31                   Discontinued Operations (unaudited)                 December 31
      2003              2004                                                             2003            2004
      US$m              US$m                                                             US$m            US$m
-------------------------------------------------------------------------------------------------------------------
                                  Revenue
         30.6             (0.1)   Product revenue                                          174.6            23.6
        (0.8)                --   Contract revenue                                           0.6             5.1
----------------- -----------------                                                 --------------- ---------------
         29.8             (0.1)      Total revenue                                         175.2            28.7
----------------- -----------------                                                 --------------- ---------------
                                  Operating Expenses
         22.6             (0.1)   Cost of goods sold                                        93.6            13.3
          3.4             (1.6)   Research and development                                  23.5             3.3
         18.3               0.2   Selling, general and administrative                       50.5             4.5
       (29.5)             (0.3)   Net gains on divestment of businesses                   (22.9)          (11.5)
         47.1                --   Recovery plan and other significant items                 58.7              --
----------------- -----------------                                                 --------------- ---------------
         61.9             (1.8)      Total operating expenses                              203.4             9.6
----------------- -----------------                                                 --------------- ---------------
       (32.1)               1.7    Operating profit/(loss)                                (28.2)            19.1
        (0.5)             (0.4)   Net interest expense                                     (2.7)          (0.1)
          0.3             (0.2)   Net investment gains/(losses)                              0.2              --
----------------- -----------------                                                 --------------- --------------
       (32.3)               1.1   Net income/(loss) from discontinued operations          (30.7)           19.0
                                     before tax
        (0.5)                --   Provision for tax                                        (0.8)             --
----------------- -----------------                                                 --------------- --------------
       (32.8)               1.1   Net income/(loss) from discontinued operations          (31.5)           19.0
================= =================                                                 =============== ==============

                                  Non-GAAP Financial Information- EBITDA
       (32.8)               1.1   Net gain/(loss) from discontinued operations            (31.5)           19.0
          0.5               0.4   Net interest expense                                       2.7            0.1
        (0.3)               0.2   Net investment (gains)/losses                            (0.2)             --
          0.5                --   Provision for income taxes                                 0.8             --
         15.5                --   Depreciation and amortisation                             38.2            1.0
           --                --   Amortised fees                                          (10.5)             --
----------------- -----------------                                                 --------------- --------------
       (16.6)               1.7   EBITDA                                                   (0.5)           20.1
       (29.5)             (0.3)   Net gains on divestment of businesses                   (22.9)         (11.5)
         47.1                --   Recovery plan and other significant items                 58.6             --
----------------- -----------------                                                 --------------- --------------
                                  EBITDA before net gains on divestment of
                                     businesses, recovery plan and other
          1.0               1.4      significant items                                      35.2            8.6
================= =================                                                 =============== ==============

